Filed by Sprint Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and Deemed Filed under Rule 14a-12 of the

Exchange Act of 1934

Subject Company: Sprint Corporation

Commission File No. 001-04721

Sprint Nextel Q&A

12/15/2004

Q. Why does this deal make sense?

A. This merger positions Sprint Nextel for greater success than either company could have achieved alone.

The combination will create America’s premier communications company — a leading wireless carrier augmented by a global IP network that will offer consumer, business and government customers compelling new broadband wireless and integrated communications services.

Nextel is recognized as a leader in profitability, customer loyalty, revenue per customer, push to talk and marketing to businesses and government.

Sprint excels in the consumer business and in providing advanced wireless data services and global IP voice and data networks.

Together, Sprint Nextel will be well positioned to provide the high-value, integrated communications solutions customers increasingly demand.

Q. Describe the synergies and efficiencies expected from the merged companies?

A. The combined Sprint Nextel is expected to deliver operating cost and capital investment synergies with an estimated net present value of more than $12 billion. These synergies will be derived primarily from:

•	Saving network operating expenses by reducing the number of cell sites and switches.

•	Reducing overall capital expenditures by extending the advantages of Sprint’s current deployment of next-generation EV-DO technology to the combined customer base, including migration of Nextel’s push to talk services to CDMA.

•	Migrating Nextel backhaul and other telecommunications traffic to Sprint’s long haul infrastructure.

•	Optimizing customer care, billing and IT costs by consolidating operations, infrastructure support costs and overhead while maintaining high quality services.

•	Reducing combined sales and marketing costs.

•	Lowering overall general and administrative costs.

•	Reducing network capital expense after the merger by building a true IP-based multimedia network.

In addition to scale efficiencies, customers and shareholders are expected to benefit from revenue synergies derived from extending the scope of existing and future services to a larger customer base.

Q. How will customers benefit from the Sprint Nextel merger?

A. Sprint Nextel’s anticipated deployment of new innovative products will provide additional choices for customers and enable the company to vigorously compete in the marketplace.

For customers, this combination will allow Sprint Nextel to:

•	Offer digital wireless service in all 50 states, Puerto Rico and the U.S. Virgin Islands. Sprint Nextel and its affiliates and partners cover a total domestic population of 262 million.

•	Provide consumers more choice through investments in wireless multi-media, web browsing, messaging, gaming and music on the go.

•	Provide robust integrated wireless and IP-based wireline solutions to business.

•	Improve customer service and sales performance through joint capabilities.

•	Invest to deploy next-generation wireless data services, bringing new and compelling products to market to benefit consumers and businesses.

•	Cost effectively invest to improve wireless network quality and coverage.

Q. What are the financial terms of the transaction?

A. Sprint and Nextel are being valued equally in the merger and their shareholders will each own approximately 50 percent of the new company after the merger. Existing Sprint shares will remain outstanding and each Nextel common share will be converted into new company shares and a small per share amount of cash, with a total value equal to 1.3 shares of Sprint Nextel common stock.

The exact stock/cash allocation will be determined at closing of the merger in order to facilitate the spin-off of the local telecommunications business on a tax-free basis. The aggregate amount of the cash payment will not exceed $2.8 billion.

If the stock/cash allocation was calculated today, it is estimated that Nextel shareholders would receive about 1.28 Sprint Nextel shares and about $0.50 in cash for each Nextel share.

Q. Who approached whom? How long have discussions about this transaction been under way?

A. Both companies have been evaluating their strategies and plans in the normal course of fiduciary responsibilities to their shareholders. Periodic discussions became active in November leading to due diligence and this agreement. More detail about this will be included in the registration statement that will be filed with the SEC.

Q. Who will run the new company?

A. Gary D. Forsee, currently chairman and chief executive officer of Sprint, will become president and chief executive officer of Sprint Nextel.

Timothy M. Donahue, currently president and chief executive officer of Nextel, will become chairman of the new company.

Len Lauer, currently president and chief operating officer of Sprint, will serve as chief operating officer of the new company.

Paul Saleh, currently Nextel’s executive vice president and chief financial officer, will serve as chief financial officer of Sprint Nextel.

Tom Kelly, executive vice president and chief operating officer at Nextel, will become the new company’s chief strategy officer.

Barry J. West, Nextel’s executive vice president and chief technology officer, will serve as its chief technology officer.

Leading the transition teams and serving as co-chief transition officers will be Steve Nielsen, senior vice president – finance at Sprint, and Richard Orchard, Nextel’s senior vice president and chief service officer.

Q. When do you expect the transaction to close?

A. The merger is expected to close in the second half of 2005 and is subject to shareholder and regulatory approvals, as well as other customary closing conditions. The new company’s common stock will be listed on the New York Stock Exchange.

Q. Does either company anticipate counter bids?

A. We don’t speculate on such issues. Sprint and Nextel agreed to the combination because each believes it is the superior value-creating vehicle for both companies’ shareholders.

Q. Will there be layoffs at Sprint and Nextel?

A. We expect that there will be force reductions over time to eliminate duplications and redundancies.

Time is needed to determine the new company’s operations and needs. During the approval process, both companies will continue to operate as normal.

The transition process is expected to be lengthy as the merged companies bring together networks and systems. Through it all, employees can expect that the new company will be transparent with its plans, will solicit input from employees on the transition process and will treat all employees with the utmost respect.

Q. Can you really integrate the two companies given that you both use completely different technologies, unlike Cingular/AWE?

A. Sprint Nextel will have a clear technology migration path and valuable and extensive network and spectrum assets.

The new company will have robust wireless network capabilities, including Nextel’s current nationwide 800MHz/iDEN network, Sprint’s national 1.9GHz/CDMA network and Sprint’s nationwide deployment of wireless EV-DO. Sprint Nextel’s plans include migrating over time Nextel services, including push to talk service, to Sprint’s CDMA EV-DO network.

Sprint Nextel will have the capability to deploy new services on the two companies’ 2.5GHz combined spectrum holdings that together cover 85 percent of the households in the top 100 markets.

Sprint Nextel will also utilize Sprint’s nationwide fiber optic wireline network which extends to 60 metropolitan networks and 37 international fiber points of presence. These combined capabilities are expected to make Sprint Nextel a key partner for the largest content providers, systems integrators, mobile virtual network operators and other new telecommunications entrants to jointly offer the full portfolio of consumer services – voice, data, video, wireline, and wireless – and customized enterprise applications and integrated solutions for business.

Q. What will be the new company’s market profile post-merger?

A. Total equity value: Sprint and Nextel currently have a combined total equity value of approximately $70 billion.

Total pro forma revenues: Total pro forma revenues for the four quarters ended September 30 for Sprint Nextel were approximately $40 billion, which includes approximately $6 billion in revenues generated by the local telecommunications business.

Customer base:

•	More than 35 million wireless subscribers on their networks and 5 million additional subscribers through affiliates and partners.

•	The two companies, along with their affiliates and partners, operate networks that directly cover nearly 262 million people, more of the U.S. population than any other carrier.

•	With Sprint’s global Internet network, the new company will be positioned to provide differentiated communications solutions through integrated applications for business and government and new broadband wireless services for consumers.

Q. How will the planned spin-off of Sprint’s local telephone business occur?

A. Following the close of the merger, Sprint Nextel intends to separate Sprint’s local telecommunications business, including consumer, business and wholesale operations from its other businesses and then spin this separated company off to the Sprint Nextel shareholders in a transaction that is expected to be tax free.

The inclusion of Sprint’s North Supply business in the spin-off will be determined at a later date.

The local telecommunications business will have its own management team and board of directors, consisting of an equal number of designees from Sprint and Nextel. The local telecommunications business, which has 7.7 million local access lines in 18 states and had revenues of more than $6 billion over the past four quarters, will be the largest independent local telephone company in the United States.

It will have commercial operating relationships with Sprint Nextel for mobile and long-distance network services and will receive certain transitional services, including corporate support functions.

Its corporate headquarters will be in Kansas City. Completion of the spin-off is subject to certain conditions, including regulatory approvals. Following the spin-off, its common stock is expected to be listed on the New York Stock Exchange.

Q. Why spin off the local business?

A. Spinning off the local business will maximize shareholder value by unlocking the underlying value of Sprint’s local exchange assets. Further, because of Sprint Nextel’s national focus, wireless mix and potentially divergent business interests, it was determined to be strategically prudent as well. The spin-off eliminates any tension between Sprint Nextel’s strategy to displace local access lines through wireless substitution and through partnerships with content providers, which conflict with the local business’s prime mission to defend against local access line erosion. Creating two companies with distinct strategies allows them to pursue those strategies without conflict.

Q. Will the spun-off local business be a fully-capable company?

A. It would become the 5th largest local exchange carrier (LEC) in the nation, one that has a long history of strong financial performance. The local business would operate in 18 states, including such high-growth markets as Las Vegas and Orlando, Fla. Shareholders of the spun off company would benefit from a loyal customer base that looks to the local business for bundled products and services, including wireless.

Q. What dividend will be offered to shareholders from the merged company? From the spun-off business?

A. Sprint expects to continue to pay dividends at current levels through the closing of the merger.

The spun-off local telecommunications business is expected to pay quarterly dividends consistent with its financial prospects.

Following the completion of the merger and until completion of the spin-off, it is contemplated that Sprint Nextel will pay a reduced quarterly dividend to shareholders in amounts consistent with the dividends that the spun-off local telecommunications business expects to pay.

Following completion of the spin-off, it is anticipated that Sprint Nextel will cease paying dividends.

Q. Who will the management of the spun off business be?

A. A decision on the management team for the spun-off business has not been made. Until a leadership team is named, the existing leadership of Sprint’s local business will continue to operate it to deliver its plan of record Mike Fuller and his current leadership team, of course, will be critical players in both the selection of that team and for the roles that they will play on that team.

Q. When will the spin-off occur?

A. The overall merger will close before the spin-off occurs. Closing the overall merger could take anywhere from 6 to 9 months. After the overall merger is completed, it could take another 6 to 9 months to complete the spin-off transaction. So, in total, it could take as long as 15 months to complete the spin-off, or roughly by March of 2006.

Q. Isn’t local telecom a declining business? What is the realistic market share an ILEC can expect to retain giving growing competition from cable and other providers?

A. The communications business is a large and growing market, with growth in video, wireless and internet services outpacing the local and long distance segments. Sprint’s local telephone business plans to grow share of wallet in these growth segments while vigorously defending its share of the local and long distance businesses. In fact, for some time, Sprint’s local business has been positioning itself to minimize the impact from cable and wireless competitors by offering compelling bundles of voice, data and video services. Unlimited long distance plans, attractively priced DSL offerings and integrated wireless and wireline services are just a few of the products featured in LTD bundles, all of which promote wireline retention and reduce churn. This extends the current strategy of LTD.

Q. What planning process will be followed to develop answers to the questions we cannot answer today about the spin-off?

A. As you might expect at this stage of completing a deal of this size, many specific questions remain to be answered. Planning for the spun-off local business will begin in earnest upon announcement of the merger. A transition leader and team will be named and will begin to address commercial and transition services issues as well as how we will reconstitute the local division. This process will take many months to complete and we will keep you apprised of our progress along the way.

Q. If you are intending to spin off the LEC, why keep the wireline assets? Why not just be a pure play wireless company?

A. Sprint Nextel has unique assets and capabilities unlike any other US carrier that directly address customers’ demands. For example, in the business space, cross-selling of business products is a proven opportunity given that business customers across segments are wanting wireless and wireline solutions, as evidenced from IN-Stat MDR Share of Wallet studies, 8/04 – 9/04 (asked business customers about their key telecom priorities and/or areas of investment over the next twelve months):

“Purchasing both wireless and wireline telecom services from one provider either as bundles or on a single contract” was cited by 40% of Enterprise (1000+ employees) customers

“Purchasing both wireless and wireline telecom services from one provider…” was listed as the #1 priority among mid-sized (100 – 999 employee) customers (35%).

“Purchasing both wireless and wireline telecom services from one provider…” was also listed as the #1 priority among small (5 – 99) customers (35%).

Sprint has proven success in this area given our wireline and wireless experience and sales force. Extending this capability to a larger customer base drives value that no other carrier can deliver. In addition, wireless carriers incur significant costs for the use of wireline networks so Sprint Nextel will benefit from owners’ economics for that portion of its cost structure.

Q. When will the integration process begin?

A. Integration planning has already commenced through the due diligence and synergy valuation process. Leading the transition teams and serving as lead integration officers will be Steve Nielsen, senior vice president – finance for Sprint, and Richard Orchard, Nextel’s senior vice president and chief service officer. Integration teams comprised of subject matter experts and leaders from both companies will be involved to ensure a smooth transition.

Q. Are Sprint and Nextel compatible culturally?

A. The two companies share compatible cultures built on traditions of innovation and competitiveness. The combined company will be able to develop and deploy compelling, differentiated services by unleashing the combined strengths of the two companies, both of which are recognized as product and network innovators.

Q. Until the transaction is approved, how will the two companies continue to compete against each other?

A. Until the transaction is closed, both companies will vigorously compete for and serve their respective customers and continue to build and maintain customer loyalty. Customers are not expected to be adversely impacted during the transition and subsequent integration.

Q. How much dilution will the transaction cause each company’s shareholders? Is it accretive? By when and how much?

A. The two boards of directors approved the merger based on significant expected synergies which improve cash flows and shareholder value.

Q. What role/structure will the affiliates have in the combined company?

A. Sprint has had a successful and strong history of collaborative success as the PCS Affiliate program has grown to over 3 million subscribers. The PCS Affiliate footprint is very important in allowing Sprint to provide nationwide coverage and therefore Sprint is looking forward to discussing all alternatives and reaching mutually agreeable arrangements with the PCS Affiliates.

Q. Does Sprint plan to buy the affiliates?

A. It would be inappropriate for Sprint to comment on that at this time.

Q. Do the PCS Affiliates have approval rights over the transaction?

A. No. The PCS Affiliates do not have any approval rights over this transaction.

Q. What will happen to those senior leaders at Sprint who were missing on the initial announcement and whose titles were assumed by someone else?

A. All leaders in the new company are to be considered designees until the merger has closed. Bob Dellinger will continue to serve as Sprint’s Executive Vice President and Chief Financial Officer and will lead Sprint’s efforts related to financial aspects of the transaction. He will also play a key role in the planning for the spun-off local business and the discussions that will take place with our affiliates. Bill Blessing, will continue to serve as Sprint’s Senior Vice President – Corporate Strategy and Development and Oliver Valente will continue to serve as Vice President-Technology Development. Bill and Oliver will continue to play critical roles in the company. Bill will be a key player in developing Sprint Nextel’s strategies and Oliver in technology migration and integration.

Q. How does the Sprint Nextel 3-year synergy forecast compare to that announced by Cingular following its merger announcement with AT&T wireless?

A. Third-year Sprint Nextel synergies announced today are similar to third-year Cingular synergies at its announcement in February. Much like the Cingular announcement, we believe that when more detailed planning is completed, Sprint Nextel may find additional savings from which to commit.

Unlike Cingular, however, Sprint Nextel, which will initially go to market with a multi-technology network infrastructure (iDEN and CDMA), will not immediately collapse the two networks given the niche product advantages that they provide Sprint Nextel and its customers.

As we move forward with transition planning leading up to the creation of the new company, more guidance regarding overall synergies will be shared.

Additional Q&A

Q. How will branding issues be managed?

A. The combined company name will be Sprint Nextel. The go-to-market branding strategy will be determined prior to the completion of the deal.

Q. What will the impact be on Nextel Partners?

A. The merger will create rights for shareholders of Nextel Partners, Inc., a provider of digital wireless communications services under the Nextel brand name in mid-sized and tertiary U.S. markets, and of which Nextel owns about 32 percent of its outstanding stock.

The merger will give Nextel Partners shareholders the right, upon approval of a majority of the non-Nextel shareholders, to require Nextel to purchase all, but not less than all, of the outstanding Nextel Partners common stock at fair market value.

Q. What does it mean that “executive headquarters” will be in Reston and “operational headquarters” will be in Kansas City?

A. Sprint Nextel’s executive chairman and CEO will both be based in Reston. The chief operating officer will be based in Overland Park. Details regarding which specific functions and positions will be based in each of the two cities will be decided during the integration planning process, under the leadership of the chief integration officers.

Q. What happens to NASCAR Nextel Cup sponsorship?

A. There will be no changes to the sponsorship in 2005. The Sprint Nextel management team in consultation with NASCAR will carefully consider any future changes.

Q. What is the future of the Boost and Virgin Mobile brands, as they both have the same target audiences?

A. Both brands may have similar target audience but each appeals to different parts of that target audience in unique ways.

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995

A number of the matters discussed in this document are not historical or current facts deal with potential future circumstances and developments, in particular, information regarding the new company, including expected synergies resulting from the merger of Sprint and Nextel, combined operating and financial data, future technology plans, and whether and when the transactions contemplated by the merger agreement will be consummated. The discussion of such matters is qualified by the inherent risks and uncertainties surrounding future expectations generally, and also may materially differ from actual future experience involving any one or more of such matters. Such risks and uncertainties include: the failure to realize capital and operating expense synergies; the result of the review of the proposed merger by various regulatory agencies, and any conditions imposed on the new company in connection with consummation of the merger; approval of the merger by the stockholders of Sprint and Nextel and satisfaction of various other conditions to the closing of the merger contemplated by the merger agreement; and the risks that are described from time to time in Sprint’s and Nextel’s respective reports filed with the SEC, including each company’s annual report on Form 10-K for the year ended December 31, 2003 and quarterly report on Form 10-Q for the quarterly period ended September 30, 2004, as such reports have been amended. This document speaks only as of its date, and Sprint and Nextel each disclaims any duty to update the information herein.

Additional Information and Where to Find It

In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. SHAREHOLDERS OF SPRINT AND SHAREHOLDERS OF NEXTEL ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/ PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMBINATION. The final joint proxy statement/prospectus will be mailed to shareholders of Sprint and shareholders of Nextel. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, www.sec.gov, from Sprint Investor Relations at Sprint Corporation, 6200 Sprint Parkway, Overland Park, Kansas 66251, 800-259-3755, Option 1 or from Nextel Investor Relations at 2001 Edmund Halley Drive, Reston, Virginia 20191 or call 703-433-4300.

Participants In Solicitation

Sprint, Nextel and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the combination. Information concerning Sprint’s participants is set forth in the proxy statement dated, March 16, 2004, for Sprint’s 2004 annual meeting of shareholders as filed with the SEC on Schedule 14A. Information concerning Nextel’s participants is set forth in the proxy statement, dated April 2, 2004, for Nextel’s 2004 annual meeting of shareholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of participants of Sprint and Nextel in the solicitation of proxies in respect of the combination will be included in the registration statement and joint proxy statement/prospectus to be filed with the SEC.